U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )

                                   WSN GROUP, INC.

                                    COMMON STOCK

                                     92933N-10-8
                                    (CUSIP NUMBER)


                                John J. Anton, President
                                    WSN Group, Inc.
                                     PO Box 14127
                                  Palm Desert, CA  92255


                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                      December 16, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Four Winds Associates

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  California
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  4,750,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  4,750,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  4,750,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  5.9%
_____________________________________________________________________

14.  Type of Reporting Person:  COR
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

WSN Group, Inc.
Common Stock, $.001 par value
PO Box 14127
Palm Desert, CA  92255

ITEM 2.   IDENTITY AND BACKGROUND.

(a) Name: Four Winds Associates
(b) 3900 Birch Street, Suite 113, Newport Beach, CA  92660
(c) Occupation:  None
(d) During the last five years, such person has not been convicted in a criminal proceeding.
(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
(f) State of Incorporation:  California

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

4,750,000 shares were issued pursuant to Consulting Agreement dated December 1, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting related to Internet mall analyses for the Issuer, and providing due diligence management, review properties, operation, and closing analysis.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Four Winds Associates acquired 4,750,000 of the common shares of the Issued December 16, 2001. After Four Winds Associates acquisition of the aforementioned shares of the Issuer on December 16, 2001, such amount represented approximately 5.9% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  April 12, 2004                  /s/  Marc R. Tow
                                       Marc R. Tow, President